                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                   TUBOSCOPE VETCO INTERNATIONAL CORPORATION

                              (Name of the Issuer)


                     Common Stock, Par Value $.01 Per Share

                         (Title of Class of Securities)


                                  898 600 101

                                 (CUSIP Number)

                                    Y.L. Loh
                              9, Lorong Tukang Dua
                                 Singapore 2261
                                011-65-734-5022

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 20, 1996


            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with this statement /_/.


                               Page 1 of 8 Pages
                            Exhibit Index on Page 8

CUSIP NO. 898 600 101                  13D                     PAGE 2 OF 8 PAGES


- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Panmell (Holdings) Limited
- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /_/
                                                       (b) /_/
- --------------------------------------------------------------------------------

3    SEC USE ONLY

- --------------------------------------------------------------------------------

4    SOURCE OF FUNDS

               OO

- --------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS            /_/
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Hong Kong
- --------------------------------------------------------------------------------

  NUMBER                7     SOLE VOTING POWER
  OF
  SHARES                          2,437,862
BENEFICIALLY               ------------------------
  OWNED                 8    SHARED VOTING POWER
  BY                                None
  EACH                     ------------------------
 REPORTING
  PERSON                9   SOLE DISPOSITIVE POWER
  WITH
                                  2,437,862
                           ------------------------
                       10  SHARED DISPOSITIVE POWER
                                    None
                           ------------------------
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,437,862
- --------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                /_/
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
       CO
- --------------------------------------------------------------------------------

CUSIP NO. 898 600 101                  13D                    PAGE 3 OF 8 PAGES



- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Y.L. Loh
- --------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /_/
                                                       (b) /_/
- --------------------------------------------------------------------------------

3    SEC USE ONLY

- --------------------------------------------------------------------------------

4    SOURCE OF FUNDS

               AF

- --------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS            /_/
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Singapore

- --------------------------------------------------------------------------------

  NUMBER                7     SOLE VOTING POWER
  OF
  SHARES                          2,437,862
BENEFICIALLY               ------------------------
  OWNED                 8    SHARED VOTING POWER
  BY                                None
  EACH                     ------------------------
 REPORTING
  PERSON                9   SOLE DISPOSITIVE POWER
  WITH
                                  2,437,862
                           ------------------------
                       10  SHARED DISPOSITIVE POWER
                                    None
                           ------------------------

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,437,862
- --------------------------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                      /_/

- --------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.9%

- --------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
       IN
- --------------------------------------------------------------------------------

CUSIP NO. 898 600 101                      13D                PAGE 4 OF 8 PAGES

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Tuboscope Vetco International Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2835 Holmes Road, Houston, Texas 77051.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment is filed jointly by Panmell (Holdings) Limited ("Panmell") and Y.L. Loh. This Amendment amends and restates the statement on Schedule 13D filed by Panmell and Y.L. Loh. This Amendment adjusts the number of shares beneficially owned by the reporting persons to reflect recent sales by Panmell of 1,050,000 shares of Common Stock in the aggregate.

     Panmell is a corporation organized under the laws of Hong Kong. Panmell's principal business is to serve as a holding company for certain investments of the Loh family. Panmell's sole shareholder is Y.L. Loh. The address of the principal business and principal offices of Panmell is 905 Silvercord, Tower 2, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

     Mr. Y.L. Loh is a majority shareholder of Panmell and a director. As such, Mr. Loh controls Panmell. Mr. Loh's principal occupation is the management of his family's investments. Mr. Loh is a citizen of Singapore and his business address is 9, Lorong Tukang Dua, Singapore 2261.

     Ms. Lohsook Min is a director of Panmell and her principal occupation is her service as a director of Panmell. Ms. Min's residence and business address is 37 Jalan Hikayat, Singapore 27. Ms. Min is a citizen of Singapore.

     Except as set forth above there are no other (i) directors of Panmell, (ii) executive officers of Panmell, (iii) persons who control Panmell or (iv) executive officers or directors of any corporation or other person that is ultimately in control of Panmell.

     During the past five years, none of the foregoing parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the foregoing parties is, and during the last five years none of such parties has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Panmell has acquired beneficial ownership of its shares of Common Stock through the conversion of 7,508,853 shares of its Common Stock of D.O.S. Ltd. into 3,487,862 shares of Common Stock pursuant to the merger of D.O.S. Ltd., Grow Acquisition Limited, a wholly-owned subsidiary of the Issuer ("Sub"), and the Issuer (the "Merger"). The Merger was consummated on April 24, 1996 pursuant to an Agreement and Plan of Merger dated as of January 3, 1996 among the Issuer, Sub and D.O.S. Ltd. The Merger Agreement provides, among other things, that each outstanding share of D.O.S. Ltd. Common Stock converts into
 .4645 shares of Common Stock of the Issuer or approximately an aggregate of 16,671,945 shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

     The shares of Common Stock of the Issuer owned by Panmell were acquired pursuant to the Merger. Subsequent to the Merger, Panmell has made sales of 1,050,000 shares of Common Stock in the open market through brokerage transactions in compliance with Rules 144 and 145 promulgated under the Securities Act of 1933, as amended. See "Item 5. Interest in Securities of the Issuer." Subject to stock market conditions, the price of the Common Stock and other considerations, Panmell presently intends to sell, in open market transactions or otherwise, shares of Common Stock of the Issuer that it owns. Because Panmell is deemed an affiliate of D.O.S. Ltd., sales by

CUSIP NO. 898 600 101                  13D                    PAGE 5 OF 8 PAGES

Panmell of its shares of Common Stock will be subject to Rule 145, as promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and certain other restrictions under the Securities Act. The number of shares of Common Stock to be sold by Panmell, and the time period during which such shares will be sold or distributed, will depend on various factors, including those enumerated above and other considerations which Panmell may deem relevant. Panmell intends to review its investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to stop selling its Common Stock or increase the number of shares of Common Stock to be sold.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Pursuant to the Issuer's Quarterly Report on Form 10-Q for the three month period ended March 31, 1996 (the "Form 10-Q") as filed with the Securities and Exchange Commission, 18,639,015 shares of Common Stock were issued and outstanding as of March 31, 1996. Pursuant to the Issuer's Proxy Statement dated March 25, 1996 in connection with stockholder approval of the Merger and certain other matters, approximately 16,671,945 shares of Common Stock will be issued in exchange for all of the outstanding shares of Common Stock of D.O.S. Ltd. pursuant to the terms of the Merger Agreement. In addition, the Issuer issued an aggregate of 5,700,000 shares of Common Stock to certain shareholders of D.O.S. Ltd. and the Issuer pursuant to transactions that were consummated on April 24, 1996 in conjunction with the consummation of the Merger. Based on the above, approximately 41,011,000 shares of the Issuer's Common Stock are considered issued and outstanding as of May 24, 1996.

     The shares of Common Stock owned by Panmell may be deemed to be beneficially owned by the other reporting persons set forth herein. Of the 3,487,862 shares of Common Stock issued to Panmell in conjunction with the Merger, Panmell currently owns 2,437,862 shares and 1,050,000 shares have been sold by Panmell in the open market through brokerage transactions in the amounts, prices and the dates set forth below:


DATE OF SALE    NUMBER OF SHARES SOLD  PRICE PER SHARE
- --------------  ---------------------  ---------------
4/26/96               175,000               $13.00
4/26/96                25,000                13.00
4/26/96               100,000                13.00
5/15/96                50,000                13.12
5/16/96                50,000                13.18
5/20/96                40,000                13.12
5/20/96               135,000                13.18
5/20/96               225,000                13.06
5/21/96                50,000                13.37
5/21/96                50,000                13.37
5/21/96                50,000                13.37
5/21/96                50,000                13.37
5/24/96                50,000                13.43

The remaining 2,437,862 shares of Common Stock owned by Panmell constitute approximately 5.9% of the total issued and outstanding shares of Common Stock at May 24, 1996, taking into account the shares issued in connection with the Merger and certain related transactions. Of such shares, 204,991 shares are being held in escrow pending distribution pursuant to the terms of the Merger Agreement.

     Y.L. Loh does not directly own any securities of the Issuer, but, because Mr. Loh is the majority shareholder and director of, and controls Panmell, he may be deemed to own all of the securities of the Issuer owned by Panmell. As a result, Mr. Loh may be deemed to beneficially own 2,437,862 shares of Common Stock constituting approximately

CUSIP NO. 898 600 101                  13D                    PAGE 6 OF 8 PAGES


5.9% of the total issued and outstanding shares of Common Stock as of May 24, 1996, taking into account the shares issued in connection with the Merger and certain related transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS
        UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to the Merger Agreement, Panmell entered into a Registration Rights Agreement (the "Registration Rights Agreement"), among the Issuer, SCF III, L.P., D.O.S. Partners, L.P., Actinium Holding Corporation ("Actinium") and Kadoorie McAulay International Ltd. ("KMIL"). Panmell was granted certain piggyback and demand registration rights, subject to certain terms and conditions to register for resale the shares of Common Stock that Panmell received in the Merger. After the first anniversary date of the Registration Rights Agreement, the holder or holders of a majority of the Common Stock held in the aggregate by KMIL, Actinium and Panmell have the right to demand a registration under the Securities Act of 1933, as amended, of all or a part of the shares of Common Stock held by such group. The form of Registration Rights Agreement is incorporated herein by reference in Exhibit 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Registration Rights Agreement dated as of April 24, 1996 among Tuboscope Vetco International Corporation, Panmell (Holdings) Limited, SCF III, L.P., D.O.S. Partners L.P., Kadoorie McAulay International Ltd. and Actinium Holding Corporation (incorporated herein by reference to Exhibit 1 to the Schedule 13-D filed on January 18, 1996 by SCF-III, L.P., SCF-II, L.P., L.E. Simmons & Associates Incorporated, L.E. Simmons and D.O.S. Ltd.)

CUSIP NO. 898 600 101                  13D                    PAGE 7 OF 8 PAGES


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             PANMELL (HOLDINGS) LIMITED



              5/29/96                        By:   /s/ Y.L. Loh
    ------------------------------               -------------------------
               Date                              Name:  Y.L. Loh
                                                 Title: Director


              5/29/96                        By:   /s/ Y.L. Loh
    ------------------------------               -------------------------
               Date                                    Y.L. Loh





     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                    CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

CUSIP NO. 898 600 101                  13D                    PAGE 8 OF 8 PAGES


                                 EXHIBIT INDEX


Exhibit
- -------

  1. Registration Rights Agreement dated as of April 24, 1996 among Tuboscope Vetco International Corporation, Panmell (Holdings) Limited, SCF III, L.P., D.O.S. Partners L.P., Kadoorie McAulay International Ltd. and Actinium Holding Corporation (incorporated herein by reference to Exhibit 1 to the Schedule 13-D filed on January 18, 1996 by SCF-III, L.P., SCF-II, L.P., L.E. Simmons & Associates Incorporated, L.E. Simmons and D.O.S. Ltd.)